SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1.   Press  Release  re  Internet  Gold - Golden  Lines  Ltd.  Successfully
          Completes the Institutional Tender Stage of its NIS 423 Million Debenture Issuance on the Tel-Aviv Stock Exchange dated September 23, 2007.



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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold - Golden Lines Ltd. Successfully Completes the Institutional Tender Stage of its NIS 423 Million Debenture Issuance on the Tel-Aviv Stock Exchange

Sunday September 23, 12:14 pm ET

PETACH TIKVA, Israel, September 23 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ NMS: IGLD - News; TASE: IGLD) ("The Company") - The Company announced today that further to the draft prospectus that was published in Israel on September 18, 2007, for the public offering of debentures (Series B), the Company completed today the institutional investor tender stage ("Institutional Tender Stage") of the debenture issuance. The Company previously filed a draft prospectus with the Israel Securities Authority with respect to the proposed sale of NIS 423 million (approximately ($ 104 million) of Debentures (Series B) which are being offered exclusively in Israel to Israeli residents.

During the Institutional Tender Stage the Company received early commitment offers for the purchase of 498,224 units, for a total face value of NIS 485 million (approx. $119 million).

Following the Institutional Tender Stage the Company accepted orders for 360,700 units with a total face value of NIS 352 million (approx. 87 million). The Unit price determined following the Institutional Tender Stage was NIS 972

The Company intends to offer to the Israeli public a total of 423,000 units, including the 360,700 units issued to the institutional investors, each unit NIS 1000 par value, for a total face value of NIS 972 per unit, based on a unit price, determined by means of tender, but which will not be lower than NIS 970

The Company's management is very pleased with the results and with the high demand that surpassed the offered units. The tender was managed by Apex Underwriting and Issue Management Ltd.

The Debentures to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 100% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group and its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at http://www.igld.com.

    For further information, please contact:

    Lee Roth - KCSA Worldwide
    lroth@kcsa.com / Tel: +1-212-896-1209


    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620


    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-3-939-9848





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: September 24, 2007